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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

or

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 1-4682

A.
Full title of the plan, if different from that of the issuer named below:

THOMAS & BETTS CORPORATION
EMPLOYEES' INVESTMENT PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125

THOMAS & BETTS CORPORATION
EMPLOYEES' INVESTMENT PLAN

INDEPENDENT AUDITORS' REPORT

The Retirement Plans Committee
Thomas & Betts Corporation

    We have audited the financial statements of Thomas & Betts Corporation Employees' Investment Plan as listed in the accompanying index. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Thomas & Betts Corporation Employees' Investment Plan as of December 31, 2000, and 1999, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2000 financial statements taken as a whole.

KPMG LLP

Memphis, Tennessee
June 27, 2001

THOMAS & BETTS CORPORATION
EMPLOYEES' INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS

	December 31
	2000	1999
PLAN ASSETS
Investments at fair value:
Mutual Funds	$135,538,418	$166,185,117
Thomas & Betts Corporation Stock Fund	8,538,445	14,012,148
Employee Loan Fund	4,918,673	6,269,319

Total investments at fair value	$148,995,536	$186,466,584
Investments at contract value:
Vanguard Investment Contract Trust	$11,986,442	$12,851,472

Total investments	$160,981,978	$199,318,056
Receivable from Thomas & Betts Corporation:
Employees' contributions	$283,639	$1,079,676
Employer's contributions	135,330	513,546

Total receivables	$418,969	$1,593,222

NET ASSETS AVAILABLE FOR BENEFITS	$161,400,947	$200,911,278

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION
EMPLOYEES' INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31
	2000	1999	1998
Investment income:
Dividends on Thomas & Betts Corporation Stock Fund	$565,653	$354,903	$343,231
Interest and other dividends	13,433,530	9,502,728	9,814,567

	13,999,183	9,857,631	10,157,798
Net realized gain on sales of investments	5,102,393	7,394,556	6,205,650
Unrealized (depreciation)/appreciation of Investments	(31,774,258)	1,486,830	9,315,195

Investment income	$(12,672,682)	$18,739,017	$25,678,643

Contributions:
Employees	$14,754,493	$16,290,803	$14,608,514
Employer	6,063,746	6,800,258	5,976,126
Assets received from plan mergers	1,015,970	378,011	24,802,261

Total contributions	$21,834,209	$23,469,072	$45,386,901

Administrative expenses	(14,666)	(31,051)	(92,840)
Withdrawals, distributions and forfeitures	(48,657,192)	(24,235,570)	(18,896,467)

Net (decrease)/increase	$(39,510,331)	$17,941,468	$52,076,237
Net assets available for benefits:
Beginning of year	200,911,278	182,969,810	130,893,573

End of year	$161,400,947	$200,911,278	$182,969,810

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION
EMPLOYEES' INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1:  Plan Description

General

    The Board of Directors of Thomas & Betts Corporation (the "Corporation") adopted the Thomas & Betts Corporation Employees' Investment Plan (the "Plan") on April 4, 1984. The participants in the Plan are eligible employees of the Corporation and its participating subsidiaries. Eligibility, enrollment, participant and employer contributions, vesting, participation, forfeiture, loans, withdrawals, distribution, and other Plan provisions are described in detail in the Plan document.

Employee and Employer Contributions

    Eligible employees may participate in the Plan by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4% or 5% of their compensation as a basic contribution to the Plan. The Corporation contributes 75% of the first 3% and 50% of the remaining 2% of each participating employee's basic contribution.

    Eligible employees who have authorized a basic contribution at the maximum rate of 5% of compensation may authorize a "supplemental contribution" of 1% to 10% of their compensation. The Corporation does not make any matching contributions with respect to the amount of supplemental contributions.

Investment Funds

    Assets of the Plan are invested in the following funds:

  (1)
  The Thomas & Betts Corporation Stock Fund's assets are invested in common stock of the Corporation and cash.

  (2)
  The Vanguard Money Market Reserves Federal Portfolio invests in short-term securities that are guaranteed or backed by the U.S. Government and its agencies.

  (3)
  The Vanguard Short-Term Federal Bond Fund invests in bonds issued by U.S. Government and agency obligations.

  (4)
  The Vanguard Index 500 Portfolio invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor's 500 index.

  (5)
  The Vanguard U.S. Growth Portfolio invests in high-quality, established growth stocks of companies based in the United States.

  (6)
  Vanguard Wellington Fund is a balanced fund that invests in common stocks (with emphasis on "blue chip" stocks), corporate bonds, U.S. Government securities and preferred stock.

  (7)
  The Vanguard Intermediate U.S. Treasury Bond Fund invests in corporate debt securities and securities issued by the U.S. Government which mature in five to twelve years.

  (8)
  The International Growth Portfolio invests in the stocks of companies located outside the United States.

  (9)
  The Vanguard Windsor Fund invests in common stocks with relatively low price/earnings ratios and meaningful income yields. The fund may also invest in preferred stocks, fixed-income securities, convertible securities, and money-market instruments.

  (10)
  The Vanguard Windsor II Fund invests in undervalued, income-producing stocks, characterized by above-average income yields and below-average price/earnings ratios relative to the stock market.

  (11)
  The Vanguard Index Small Cap Portfolio invests in the common stocks of smaller companies, with the view to achieve a return on investments equal to the Russell 2000 index.

  (12)
  The Vanguard Investment Contract Trust is a tax-exempt collective trust fund that invests in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments.

  (13)
  The Vanguard Extended Market Index Fund seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

  (14)
  The Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

    Each participating employee may direct basic and supplemental contributions in any one or more of the above funds except for the Vanguard Money Market Reserves, Vanguard Intermediate U.S. Treasury Bond Fund and the Vanguard Short-Term Federal Bond Fund, which were closed on October 1, 1998, and the Vanguard Windsor Fund and Vanguard Small Cap Index Fund, which were investment options of the Eagle Savings Plan. After the Corporation acquired Amerace Corporation, a subsidiary of Eagle Corporation, the balances in these funds pertaining to Amerace Corporation employees were transferred into the Plan. As of the date of transfer into the Plan, no contributions could be allocated to these funds. The funds will be closed after existing contributions contained in these funds are distributed to participants or transferred to the funds previously existing in the Plan. The Vanguard Windsor II Fund and the Vanguard Investment Contract Trust were also investments of the Eagle Savings Plan. Effective October 1, 1998, the Vanguard Windsor II Fund and Vanguard Investment Contract Trust were reopened, allowing current employees of the Corporation to allocate a portion of their contribution to these funds. The Vanguard Extended Market Index Fund and Vanguard Total Bond Market Index Fund were added on October 1, 1998.

    The Corporation's contribution is allocated among the funds in the same proportion as the employee's basic contribution. Each employee may change the amount and allocation of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group by phone on any business day. Changes are generally effective on the following business day.

Participant Loans

    The Plan permits participants with vested account balances of at least $2,000 to borrow directly from their account. Participants may borrow up to 50% of their vested account balance or a maximum of $50,000 for a period of up to 5 years. The minimum loan amount allowed is $1,000. The interest rate charged is generally within one or two percentage points of the prime rate at the time the loan is granted. This rate does not change for the life of the loan. Loan repayments, both principal and interest, are deposited into the participants' investment fund(s) based on the allocation designated at the time of repayment.

Note 2:  Accounting Policies

Basis of Accounting

    The accompanying financial statements have been prepared on the accrual basis.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Valuation

    The Plan's investments are stated at fair value except for The Vanguard Investment Contract Trust which is valued at contract value as it is fully benefit-responsive. Contract value approximates fair value as of December 31, 2000 and 1999. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Corporation's stock within the Thomas & Betts Corporation Stock fund is valued at its quoted market price. Employee loans are valued at cost, which approximates fair value. Security transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date. The cost of securities sold is based on the average cost of those securities.

    The Vanguard Group has been designated by the Retirement Plans Committee of the Board of Directors of the Corporation as the plan trustee.

New Accounting Pronouncement

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

    SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.

Note 3:  Amendments to The Plan

    In 1998, the Plan was amended to reflect changed investment options effective October 1, 1998. The following funds were closed to new contributions with existing investments remaining in the respective funds: Vanguard Money Market Reserves, Vanguard Short-Term Federal Bond Fund, and Vanguard Intermediate U.S. Treasury Bond Fund. The following new funds were opened: Vanguard Extended Market Index Fund and Vanguard Total Bond Market Index Fund. In addition, two previously closed funds, Vanguard Investment Contract Trust and Vanguard Windsor II, were reopened.

    During 2000, 1999 and 1998 the Corporation amended the Plan to provide for (i) the participation in the Plan by eligible employees of several acquired entities (including Augat Inc., Diamond Communication Products, Inc., Telecommunication Devices, Inc., Ocal, Inc., Shamrock Conduit Products, Inc., and L.E. Mason Co.), and (ii) the merger into the Plan of several plans maintained by acquired entities (including the Augat Savings and Retirement Plan, the Diamond Communications, Inc. Profit Sharing Plan for Salaried Employees, the Dark To Light, Inc. 401(k) Profit Sharing Plan and Trust, and the Shamrock Conduit Products, Inc. 401(k) Profit Sharing Plan and Trust). The amendments resulted in $1,015,970, $378,011 and $24,802,261 of assets received from plan mergers during 2000, 1999 and 1998, respectively.

    During 1999 the Corporation also amended the Plan to comply with recent legislation, including the Small Business Job Protection Act of 1996, to provide for full vesting in the event of certain closures of facilities or reductions in force, and to make other technical changes. During 2000, the Corporation also amended the Plan to provide for full vesting of the accounts of certain participants affected by the sale of the Electronics OEM Business. Distributions to Electronics OEM employees after the aforementioned sale were $25,941,626.

Note 4:  Investments

    The following table presents investments at December 31, 2000 and 1999.

	2000 Number of shares/units or principal amount	Fair Value	1999 Number of shares/units or principal amount	Fair Value
Investments at fair value as determined by quoted market price:
Thomas & Betts Corporation Stock Fund	1,581,193	$8,538,445	1,320,655	$14,012,148
Vanguard Wellington Fund	1,120,752	31,616,421	1,270,870	35,533,538
Vanguard Index 500 Portfolio	340,061	41,439,797	401,396	54,320,937
Vanguard U.S. Growth Portfolio	1,079,481	29,847,640	940,394	40,935,332
International Growth Portfolio	278,416	5,253,717	256,086	5,759,369
Vanguard Windsor Fund	26,850	410,538	27,769	421,261
Vanguard Windsor II Fund	222,897	6,062,792	216,122	5,396,571
Vanguard Index Small Cap Portfolio	19,890	386,666	19,110	450,985
Vanguard Extended Market Index Fund	89,656	2,386,637	29,801	1,104,722
Vanguard Total Bond Market Index Fund	350,040	3,486,396	370,765	3,544,513
Vanguard Money Market Reserves Federal Portfolio	13,481,798	13,481,798	17,116,742	17,116,742
Vanguard Intermediate U.S. Treasury Bond Fund	60,515	656,592	90,284	914,580
Vanguard Short-Term Federal Bond Fund	50,091	509,424	69,350	686,567
Investments at contract value:
Vanguard Investment Contract Trust	11,986,442	11,986,442	12,851,472	12,851,472

Total Mutual Funds		156,063,305		193,048,737
Employee Loan Fund	4,918,673	4,918,673	6,269,319	6,269,319

Total Investments		$160,981,978		$199,318,056

    A summary of net realized gains on sales of investments for the years ended December 31, 2000, 1999, and 1998 follows:

	Proceeds From Sales	Cost	Net Realized (Loss)/Gain
2000
Thomas & Betts common stock fund	$6,645,455	$9,041,693	$(2,396,238)
All other investments	75,823,960	68,325,329	7,498,631

	$82,469,415	$77,367,022	$5,102,393

1999
Thomas & Betts common stock fund	$7,307,574	$6,691,040	$616,534
All other investments	59,756,457	52,978,435	6,778,022

	$67,064,031	$59,669,475	$7,394,556

1998
Thomas & Betts common stock fund	$5,581,108	$4,809,765	$771,343
All other investments	55,139,584	49,705,277	5,434,307

	$60,720,692	$54,515,042	$6,205,650

    A summary of unrealized appreciation (depreciation) of investments for 2000, 1999 and 1998 follows:

	Thomas & Betts Common Stock Fund	All Other Investments	Total
Balance at December 31, 1997	$1,877,320	$20,407,842	$22,285,162
Unrealized appreciation (depreciation)	(174,882)	9,490,077	9,315,195

Balance at December 31, 1998	$1,702,438	$29,897,919	$31,600,357
Unrealized appreciation (depreciation)	(4,000,803)	5,487,633	1,486,830

Balance at December 31, 1999	$(2,298,365)	$35,385,552	$33,087,187
Unrealized (depreciation)	(4,937,518)	(26,836,740)	(31,774,258)

Balance at December 31, 2000	$(7,235,883)	$8,548,812	$1,312,929

    During the years ended December 31, 2000, 1999 and 1998, the Plan's investments (including investments bought and sold, as well as held, during the year) (depreciated) appreciated in value by $(26,671,865), $8,881,386 and $15,520,845, respectively, as follows:

	2000	1999	1998
Thomas & Betts Corporation Stock Fund	$(7,319,221)	$(3,384,269)	$596,461
Vanguard Short-Term Federal Bond Fund	13,719	(32,385)	34,078
Vanguard Index 500 Portfolio	(4,640,868)	8,614,682	7,981,751
Vanguard U.S. Growth Fund	(13,822,376)	5,599,992	6,609,790
Vanguard Wellington Fund	204,307	(1,596,217)	(353,747)
Vanguard Intermediate U.S. Treasury Bond Fund	45,631	(109,225)	122,783
International Growth Portfolio	(942,707)	900,281	432,573
Vanguard Windsor Fund	6,089	(3,462)	(41,099)
Vanguard Windsor II Fund	475,479	(1,073,421)	206,401
Vanguard Index Small Cap Portfolio	(66,519)	45,706	(61,318)
Vanguard Extended Market Index Fund	(763,847)	168,954	32,141
Vanguard Total Bond Market Index Fund	138,448	(249,250)	(38,969)

Net (depreciation) appreciation in fair value	$(26,671,865)	$8,881,386	$15,520,845

Note 5:  Investment Fund Participation

    As of December 31, 2000, the number of participants in each investment fund was as follows:

Number of Participants
Thomas and Betts Corporation Stock Fund	2,517
VMMR Federal Portfolio	1,237
Vanguard Short-Term Federal Bond Fund	229
Vanguard Index 500 Portfolio	3,594
Vanguard U.S. Growth Portfolio	3,065
Vanguard Wellington Fund	2,972
Employee Loan Fund	1,315
Vanguard Intermediate U.S. Treasury Bond Fund	192
International Growth Portfolio	1,153
Vanguard Windsor Fund	45
Vanguard Windsor II Fund	1,087
Vanguard Index Small Cap Portfolio	71
Vanguard Investment Contract Trust	2,101
Vanguard Total Bond Market Index Fund	1,033
Vanguard Extended Market Index Fund	692

    The number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.

Note 6:  Contributions

    The Corporation's contributions vest at the end of each year starting with the second year of credited service, at the rate of 25% each year. A participant in the Plan whose employment terminates for any reason before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion, plus earnings thereon, of his or her employer contribution account. The nonvested portion of the employer contribution account is forfeited and retained in the Plan to reduce future contributions to be made by the Corporation to the Plan. The nonvested portion of the employer's contribution may be restored if the participant is re-employed prior to a five-year period of separation of service. A participant is entitled to receive 100% of the participant's own contributions plus earnings thereon.

    In addition, employees of certain entities acquired by the Corporation have a 100% nonforfeitable right to the amounts in their accounts attributable to transferred contributions from the acquired entity's plan and, in certain cases, to the amount in their employer contribution accounts.

Note 7:  Termination

    The Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts.

Note 8:  Income Taxes

    The Internal Revenue Service has issued a determination letter to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 and is exempt from income tax under Section 501(c). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

    Under the present federal income tax laws and regulations, participants and their beneficiaries are not taxed at the time contributions are made by the Corporation under the Plan, although the Corporation will receive an immediate income tax deduction in the amount of such contribution. All earnings of the Trust Fund (which is maintained pursuant to the Plan and in which Plan assets are held), realized and unrealized, are not taxable to any participant or the participant's beneficiaries except upon a distribution by the Trust Fund.

    If a participant makes a withdrawal, generally the entire amount distributed to the withdrawing participant will be taxable to the participant as ordinary income. If an employee's participation in the Plan terminates, there are a number of distribution alternatives available depending upon age and vested account balance. To the extent that a distribution consists of the Corporation's securities, the portion of the distribution representing contributions to the Plan will be taxable at the time of the distribution as ordinary income while the portion of the distribution representing any unrealized appreciation in the value of the Corporation's securities will not be taxable until disposition of such shares. The participant or the participant's beneficiaries may be able to elect to have the ordinary income portion of the distribution taxed at special rates which in most cases will be lower than the applicable ordinary income tax rates. If the participating employee has not participated in the Plan for five or more years before the year in which the participation terminates, the special election will not be available to the participant or the participant's beneficiaries, except in the case of termination due to the participant's death.

Schedule 1

THOMAS & BETTS CORPORATION
EMPLOYEES' INVESTMENT PLAN

     Schedule of Assets Held for Investment Purposes

December 31, 2000

Identity of Issue	Description	Fair Value
Mutual Funds—
*Vanguard Wellington Fund	1,120,752 units	31,616,421
*Vanguard Money Market Reserves Federal Portfolio	13,481,798 units	13,481,798
*Vanguard Intermediate U.S. Treasury Bond Fund	60,515 units	656,592
*Vanguard Index 500 Portfolio	340,061 units	41,439,797
*Vanguard Short-Term Federal Bond Fund	50,091 units	509,424
*Vanguard U.S. Growth Fund	1,079,481 units	29,847,640
*International Growth Portfolio	278,416 units	5,253,717
*Vanguard Windsor Fund	26,850 units	410,538
*Vanguard Windsor II Fund	222,897 units	6,062,792
*Vanguard Index Small Cap Portfolio	19,890 units	386,666
*Vanguard Extended Market Index Fund	89,656 units	2,386,637
*Vanguard Total Bond Market Index	350,040 units	3,486,396
*Thomas & Betts Corporation Stock Fund	1,581,193 units	$8,538,445

Total Mutual Funds		$144,076,863
*Loan Fund—Participant loans, interest rate range of 6.0% to 10.5%	$4,918,673	4,918,673
Guaranteed Investment Contracts— *Vanguard Investment Contract Trust at contract value	11,986,442 units	11,986,442

Total investments		$160,981,978

*
Indicates a party-in-interest to the Plan

See accompanying independent auditors' report.

SIGNATURES

    The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THOMAS & BETTS CORPORATION EMPLOYEES' INVESTMENT PLAN
Date: June 29, 2001
	By:	/s/ JOHN P. MURPHY John P. Murphy Senior Vice President— Chief Financial Officer
	By:	/s/ CONNIE C. MUSCARELLA Connie C. Muscarella Vice President—Human Resources and Administration

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TABLE OF CONTENTS
INDEPENDENT AUDITORS' REPORT
THOMAS & BETTS CORPORATION EMPLOYEES' INVESTMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
THOMAS & BETTS CORPORATION EMPLOYEES' INVESTMENT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
THOMAS & BETTS CORPORATION EMPLOYEES' INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS
  Note 1: Plan Description
  Note 2: Accounting Policies
  Note 3: Amendments to The Plan
  Note 4: Investments
  Note 5: Investment Fund Participation
  Note 6: Contributions
  Note 7: Termination
  Note 8: Income Taxes
  Schedule 1
SIGNATURES